February 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	AlphaVest Acquisition Corp
Registration Statement on Form S-4
Filed November 12, 2024
File No. 333-283183

Ladies and Gentlemen:

On behalf of our client, AlphaVest Acquisition Corp (“ATMV”), and AMC Corporation (“AMC”), represented by Graubard Miller, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 11, 2024, relating to ATMV’s Registration Statement on Form S-4 (the “Registration Statement”) filed November 12, 2024.

ATMV is filing via EDGAR Amendment No. 1 to the Registration Statement, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Registration Statement on Form S-4

Cover Page

1.	We note that AMC’s Chairman, Sean Da, will be Surviving PubCo’s controlling stockholder. Please revise to state, if true, that the controlling stockholder will have the ability to determine all matters requiring approval by stockholders, including the election of directors, amendments of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Please make conforming revisions wherever you discuss Surviving PubCo’s controlling stockholder.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on the cover page and throughout the Registration Statement has been revised to address the Staff’s comment.

2.	Please revise the prospectus cover page to disclose that the SPAC Board obtained an opinion from Newbridge Securities Corporation. Refer to Item 1604(a)(1) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the cover page has been revised to address the Staff’s comment.

3.	We note the Letter to Shareholders of AlphaVest Acquisition Corp includes certain duplicative prospectus cover page legends and the date of prospectus on page viii prior to the signature of Yong (David) Yan. Please advise whether you intended the Letter to Shareholders to be part of the prospectus cover page. Alternatively, remove the duplicative legends and move the date of prospectus to the prospectus cover page. Refer to Item 501 of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that we have revised the Letter to Shareholders to remove the duplicative legends and moved the date of the prospectus to the prospectus cover page.

Listing of Securities, page ii

4.	We note that ATMV units, ordinary shares and rights are currently listed on the Nasdaq Global Market “under the symbols ‘ATMVU,’ ‘ATMV’ and ‘ATMVR’” and that the “SPAC will apply for listing, to be effective at the time of the Business Combination, of the Surviving PubCo Common Stock on the Nasdaq.” Please revise here and elsewhere as appropriate to clarify that all outstanding ATMV securities currently trading on Nasdaq will cease separate existence and trading upon the consummation of the Business Combination. Please also revise the prospectus cover page to disclose the market price of each of ATMV’s securities as of the latest practicable date. Refer to Item 501(b)(3) of Regulation S-K and Instruction 2 thereto.

Response: We acknowledge the Staff’s comment and advise the Staff that the cover page has been revised to address the Staff’s comment.

Compensation Received by the Sponsor, page iii

5.	Please revise to include a cross-reference to the related compensation disclosure in the prospectus summary on page 37. Refer to Item 1604(a)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the cover page has been revised to address the Staff’s comment.

6.	We note your disclosure that the “Sponsor and certain members of SPAC’s management have interests in the Business Combination that are different from, or in addition to, those of other SPAC Public Shareholders generally.” We also note the cross-reference to the related conflicts of interest disclosures in the proxy statement/prospectus. Please note that Item 1604(a)(4) of Regulation S-K also applies to actual or potential material conflicts of interest related to the target company officers and directors. To the extent applicable, please revise the accompanying disclosure and cross-references.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages iii, 23-25, 35-37 and 96-97, as well as the cross-references, has been revised to address the Staff’s comment.

Questions and Answers about the Business Combination and the Extraordinary General Meeting, page 13

7.	Please add a question and answer regarding the status of the $8 million PIPE financing contemplated by the Business Combination Agreement. Discuss the expected use of proceeds and whether the financing is a condition to closing. To the extent known, disclose if the SPAC Sponsor or its directors, officers or affiliates are expected to participate in the PIPE financing.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 17 has been revised to address the Staff’s comment.

8.	Please enhance your discussion of the material effects of the de-SPAC transaction and any related financing transactions pursuant to Item 1605(c) of Regulation S-K by adding or supplementing a question and answer to disclose the anticipated liquidity position of the combined company following the Business Combination including the amount of cash it expects to have following potential shareholder redemptions and the payment of expenses related to the de-SPAC transaction.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 17 has been revised to address the Staff’s comment.

What equity stake will current SPAC Shareholders and the AMC Members hold in the Surviving PubCo, page 18

9.	We note that the question header notes “possible sources” of dilution but does not discuss or detail any additional possible sources of dilution such as the new equity incentive plan, the $8 million in new financing or shares which could be issued upon the conversion of any outstanding working capital loans or promissory notes. Please include an additional table which details the equity stake of the various shareholder contingency groups factoring in all possible sources of dilution.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 18-19 have been revised to address the Staff’s comment.

What happens to the funds deposited in the Trust Account after consummation of the Business Combination, page 19

10.	Please revise to quantify how the funds in the Trust Account will be used upon completion of the Business Combination. Consider adding a chart or some other presentation so public stockholders can clearly understand how the funds held in the Trust Account are being used in connection with this Business Combination.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 20 has been revised to address the Staff’s comment.

What interests do the current Sponsor, officer and directors of SPAC have in the Business Combination, page 22

11.	Please revise the first bullet to quantify whether or not there are any out-of-pocket expenses due to be reimbursed.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 23 has been revised to address the Staff’s comment.

12.	Please expand your disclosure here or, alternatively, add a new question and answer, to describe any actual or potential material conflict of interest between the target company’s officers or directors and unaffiliated security holders of ATMV. Refer to Item 1603(b)of Regulation S-K. Make conforming revisions where such disclosure appears elsewhere, including on the cover page per Item 1604(a)(4) of Regulation S-K and the conflicts disclosure starting on page 34 per Item 1604(b)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosures on pages 23 and 25 have been revised to address the Staff’s comment.

Summary of Proxy Statement/Prospectus, page 27

13.	Please revise to state whether you obtained any report, opinion, or appraisal referred to in Item 1607(a) of Regulation S-K. In this regard, we note that ATMV obtained a fairness opinion from Newbridge Securities Corporation. Refer to Item 1604(b)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 35 has been revised to address the Staff’s comment.

14.	Please revise to disclose the material terms of any material financing transactions that have occurred or will occur in connection with the consummation of the de-SPAC transaction, the anticipated use of proceeds from these financing transactions and the dilutive impact, if any, of these financing transactions on non-redeeming shareholders. Refer to Item 1604(b)(5) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 35 has been revised to address the Staff’s comment.

The Parties to the Business Combination

AMC Corporation, page 27

15.	With a view to providing more balanced disclosure, please disclose i) AMC’s revenue for the most recently completed fiscal year, ii) AMC’s net income/loss for the most recently completed fiscal year and (iii) AMC’s auditor’s going concern opinion. Please also revise the Summary Risk Factors and Risk Factors sections to address AMC’s history of net losses and going concern opinion.

Response: We have revised the disclosure on pages 28, 42 and 60 of the Registration Statement as requested.

Compensation Received by the Sponsor, page 37

16.	Please include, in tabular format, the amount of securities issued or to be issued by the SPAC to the SPAC Sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction. Refer to Items 1603(a)(6) and 1604(b)(4) of Regulation S-K. In this regard, the table should detail all historical securities issuances (i.e. founders shares, private placement units, and promissory notes) and securities to be issued in this de-SPAC transaction. Please also revise the table to disclose the terms and amounts of all compensation that has been or will be awarded to, earned by, or paid to the SPAC Sponsor’s affiliates and any promoters, as well as for all services rendered or to be rendered in all capacities to the special purpose acquisition company and its affiliates. In this regard, we note your cover page disclosure that the SPAC Sponsor has agreed to pay a monthly fee of $10,000 for “office space, secretarial and administrative services” to TenX Global Capital LP, a limited partner of the SPAC Sponsor. Refer to Items 1603(a)(6) and 1604(b)(4) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 99 has been revised to address the Staff’s comment.

Redemption Rights, page 38

17.	Please revise here to discuss the potential dilutive impact of redemptions on non- redeeming shareholders. Refer to Item 1604(b)(6) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 39 and 78 have been revised to address the Staff’s comment.

Risk Factors, page 43

18.	Please add a risk factor to discuss Surviving PubCo’s ability to comply with Nasdaq listing rules and disclose that pursuant to recent Nasdaq listing rule amendments effective October 7, 2024, Surviving PubCo must comply with listing standards immediately upon consummation of the Business Combination or face suspension or delisting, with no grace period to “cure” the deficiencies.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 58 has been revised to address the Staff’s comment.

Risks Related to SPAC

If SPAC has not consummated an initial business combination by December 22, 2024 . . ., page 45

19.	We note your disclosure that “[i]f SPAC is unable to complete an initial business combination by December 22, 2025 and seeks to extend beyond such 36-month period, such extension would violate Nasdaq IM-5101-2, and there is a risk that trading in SPAC’s securities may be suspended, and SPAC may be subject to delisting by Nasdaq.” Additionally, we note that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of a company’s IPO registration statement. Please revise to more explicitly state that your securities will face immediate suspension and delisting action once the company receives a delisting determination letter from Nasdaq after the 36-month window ends on December 22, 2025. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that the company’s stock may be determined to be a penny stock and the consequences of that designation, that the company may no longer be attractive as a merger partner if the company is no longer listed on an exchange, any potential impact on the company’s ability to complete an initial business combination, any impact on the market for the company’s securities including demand and overall liquidity for the company’s securities, and any impact on securities holders due to the company’s securities no longer being considered “covered securities.”

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 58-59 has been revised to address the Staff’s comment.

The SEC adopted final rules to regulate special purpose acquisition companies that may increase SPAC’s costs . . ., page 51

20.	We note your disclosure that “[i]t is possible that a claim could be made that SPAC has been operating an unregistered investment company” and that “[t]his risk may be increased if SPAC continues to hold the funds in the Trust Account in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, rather than instructing the Trustee to liquidate the securities in the Trust Account and hold the funds in the Trust Account in cash.” We also note your disclosure on page F-10 that “[t]he Company’s portfolio of investments held in the trust account is comprised of investments only in U.S. government securities” and that ATMV’s “investments held in the trust account are classified as trading securities.” Please revise your risk factor disclosure to clearly state that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 54 has been revised to address the Staff’s comment.

Risks Related to AMC, page 56

21.	To the extent applicable, please update here and your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to disclose how recent inflationary pressures have materially impacted AMC’s business and operations. For example, identify the types of inflationary pressures AMC is facing and how its business has been affected.

Response: AMC wishes to advise the Staff that recent inflationary pressures have not materially impacted its business and operations. However, if such pressures increase in the future, it could impact AMC’s operations. Accordingly, we have revised the disclosure on pages 63 and 144 of the Registration Statement to reflect the foregoing as requested.

22.	To the extent AMC’s business has been materially affected by risks associated with supply chain disruptions, please state as much, and explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products. In this regard, we note your representation on page 179 that “[d]ue to the short supply of security cameras during 2023, AMC purchased Ants’ remaining inventories.”

Response: We have revised the disclosure on page 63 of the Registration Statement as requested.

We depend on our suppliers, and the loss of any key supplier could materially and adversely affect our business, page 60

23.	We note that AMC has “two related parties that provide hardware from which [you] procure hardware on a purchase order basis.” To the extent AMC’s business is materially dependent on these suppliers, please revise here to disclose the names of the related-party suppliers and identify the material terms of any agreements with such suppliers. Additionally, please file any such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: AMC wishes to advise the Staff that its business is not materially dependent on the two above-referenced related-party suppliers. While these suppliers provide hardware on a purchase order basis (which sets forth standard terms such as product specifications, pricing, delivery and payment), the arrangements do not constitute exclusive or long-term agreements. Instead, they are part of a supplier network that AMC utilizes to ensure flexibility and supply chain resilience. As such, AMC is not reliant on these suppliers for its continued operations. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Background to the Business Combination, page 76

24.	We note that following the SPAC IPO, you reviewed financial and business information and conducted preliminary due diligence on AMC. However, the disclosure on page 78 seems to suggest that you were first made aware of AMC through Revere Securities only after terminating the business combination with Wanshun Technology Industrial Group Limited. Please revise or advise.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 82 has been revised to address the Staff’s comment.

25.	We note that “ATMV reviewed approximately 40 targets in its search and entered into non-disclosure agreements with six of such potential targets” and that “ATMV did not engage with the fifth and sixth targets because such targets failed to deliver any of the information ATMV requested in order to perform a proper analysis of such targets.” We also note that AMC was one of the four remaining potential candidates. However, the disclosure here only addresses Candidate A. Please revise to describe the level of discussions and negotiations you had with the other three potential candidates, including AMC, and discuss the factors considered in dismissing these potential targets.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 82 - 85 has been revised to address the Staff’s comment.

26.	Please provide a more detailed description of the negotiations regarding the letter of intent that was executed on March 27, 2024 by ATMV and AMC, including the material terms of the initial and subsequent drafts, the material terms included in the final executed version and how the material terms evolved over the course of the negotiations. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 83 has been revised to address the Staff’s comment.

27.	Please substantially revise the disclosure in this section to include a more detailed description of the negotiations relating to the valuation of AMC. For example, it is not clear which party proposed the initial valuation, what the initial proposal was, if and how the amount evolved throughout the negotiations, and when agreement on the final valuation and type of consideration was reached. Additionally, please disclose whether ATMV and AMC determined the amount of consideration to be paid, or whether Newbridge Securities recommended the amount of consideration to be paid. In this regard, we note Newbridge opined that AMC’s valuation was between $197.9M to $198.1M yet the merger consideration to be paid by ATMV is $175.0M which is below this valuation range. Refer to Item 1607(b)(5) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 85 has been revised to address the Staff’s comment.

28.	Aside from valuation, please revise your chronological disclosure in this section to include a more detailed description of the negotiations relating to other material terms of the transaction including, but not limited to deal structure, the type of consideration, the new equity incentive plan, the control and governance of the post-business combination company, the anticipated $8 million financing, and key terms of ancillary agreements, such as the voting and support agreements entered into by ATMV, AMC and certain shareholders. In your revised disclosure, please explain the issues and terms discussed at the meetings, each party’s position on such issues, and how you reached agreement on the final terms. In this regard, we note that the chronological discussion is overly high level and omits actual details of what was discussed and negotiated at the various meetings and in the exchanges of the various Business Combination Agreement drafts.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 83 - 85 has been revised to address the Staff’s comment.

Benefits and Detriments of the Business Combination, page 80

29.	Please revise to include AMC and its affiliates as Stakeholders in the tabular disclosure and describe the related benefits and detriments. Additionally, the disclosure in this section should be more detailed and quantified to the extent practicable. Refer to Item 1605(c) of Regulation S-K.

Response: We have revised the disclosure on page 86 of the Registration Statement as requested.

Opinion of ATMV’s Financial Advisor, page 80

30.	Please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between i) Newbridge and its affiliates; and ii) ATMV, the SPAC Sponsor or their respective affiliates. Refer to Item 1607(b)(4) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 86 of the Registration Statement.

Assumptions and Basis for the Projected Financial Metris Table, page 86

31.	Please revise to include a discussion of any material growth or reduction rates or discount rates used in preparing the projections, and the reasons for selecting such growth or reduction rates or discount rates. Refer to Item 1609(b) of Regulation S-K.

Response: We have revised the disclosure on page 93 of the Registration Statement as requested.

32.	Please revise to disclose whether or not AMC has affirmed to ATMV that its projections reflect the view of AMC’s management or board of directors about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of AMC’s management or board of directors regarding AMC’s future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly disclose such views, state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors on the projections. Refer to Item 1609(c) of Regulation S-K.

Response: We have revised the disclosure on pages 93 and 94 of the Registration Statement as requested.

SPAC’s Board of Directors’ Reasons for the Business Combination, page 87

33.	Please revise to include the disclosure and affirmative statements required under Items 1606(c)-(e) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 94 has been revised to include the information required by Items 1606(c)-(e) of Regulation S-K.

34.	Please revise this section to address the required factors detailed in Item 1606(b) of Regulation S-K, including the terms of financing materially related to the de-SPAC transaction and dilution.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 95 has been revised to include the information required by Item 1606(b) of Regulation S-K.

Material U.S. Federal Income Tax Consequences, page 112

35.	We note that the exhibit index references that a tax opinion will be provided by Winston & Strawn LLP. Please advise whether the tax opinion will be a long or short-form tax opinion. If a short-form tax opinion is provided, both the short-form tax opinion and the tax disclosure in the prospectus must state clearly that the disclosure in the referenced tax consequences section of the proxy statement/prospectus is the opinion of the named counsel. Please advise and revise the prospectus accordingly. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: We acknowledge the Staff’s comment and advise the Staff that the reference to a tax opinion in the exhibit index was in error. We have revised the disclosure on page II-2 of the Registration Statement to remove the erroneous reference to a tax opinion.

36.	Please provide a tax opinion covering the material federal tax consequences to ATMV security holders regarding the Domestication and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, please revise to address and express a conclusion for each material federal tax consequence, i.e. whether the Domestication qualifies as a reorganization with in the meaning of Section 368 of the Code. A description of the law is not sufficient. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19.

Response: We acknowledge the Staff’s comment and advise the Staff that the tax disclosure does not provide representations regarding the tax treatment of the Domestication. Instead, the tax disclosure simply describes how SPAC and Surviving PubCo intend to report the Domestication. As a result, we respectfully believe that a tax opinion is not required by Item 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K, which require an opinion only where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Accordingly, we have not included a tax opinion with the Registration Statement.

37.	Please revise to disclose the material federal tax consequences of the de-SPAC transaction to ATMV, AMC and each of their respective security holders. Refer to Item 4(a)(6) of Form S-4 and Item 1605(b)(6) of Regulation S-K. To the extent applicable, please also provide a tax opinion covering such disclosure. Refer to Section III of Staff Legal Bulletin No. 19.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 120 has been revised to address the Staff’s comment.

Business of AMC, page 131

38.	Please revise to discuss in greater detail AMC’s business and operations in China. Based on disclosure contained in this proxy statement/prospectus, it appears that AMC has certain operations in China, certain China-based suppliers, and that the disclosed VIEs (Xiaoyun and Yishijue) are headquartered and operated in China. Additionally, we note that AMC has entered into arrangements to own Xiaoyun and Yishijue directly.

Response: We have revised the disclosure on page 140 of the Registration Statement as requested.

39.	Please revise to include a corporate structure chart which details the various entities referenced in this section. In this regard, your relationship with the disclosed VIEs (Xiaoyun and Yishijuen) is unclear. Additionally, please expand upon your contractual relationships with Kami and Ants.

Response: We have revised the disclosure on page 142 of the Registration Statement as requested.

40.	Please revise to discuss AMC’s material products, solutions and platforms in greater detail. In this regard, please clarify which products, solutions or platforms are currently being sold versus those which are aspirational or in development. To the extent any material products, solutions or platforms are in the development stage, please discuss their development status to include expected costs and timing. Additionally, please clarify whether AMC manufactures any products or if they are exclusively sourced from third-party suppliers.

Response: We have revised the disclosure on pages 139-141 of the Registration Statement as requested.

Solutions, page 131

41.	We note that you plan to offer Smart Home and Sapphire/Orion solutions to the home security market “and expand into various small to mid-sized business use cases.” We also note that you are working on a “next generation technology platforms that can deliver a unique high-performance AI-based platform to enhance security, operations and safety, and drive sales and efficiency at scale.” Please provide your definition of “artificial intelligence” in the context of your business and enhance your disclosure to provide an update on the stage of product development for your solutions and platform (to include expected costs and development timeline). Please clearly differentiate lines that are in development versus lines that are aspirational. Additionally, to the extent known, please clarify whether your solutions and platform will utilize third-party artificial intelligence products or internally developed artificial intelligence processes.

Response: We have revised the disclosure on pages 139-141 of the Registration Statement as requested.

Sales, page 132

42.	We note that you “generally enter into agreements with [y]our service providers . . . such as Kami.” We also note your disclosure on page F-54 that Kami contributed to 20% of AMC’s revenue and 82% of its accounts receivable in the fiscal year ended December 31, 2023. Please revise your risk factors to include disclosure of the risks resulting from AMC’s customer and accounts receivable concentration. Additionally, to the extent material, in an appropriate section of the proxy statement/prospectus, please disclose the material terms of any agreements with Kami (such as revenue share percentage, etc.). Additionally, please file any such agreements as exhibits to the proxy statement/prospectus or tell us why you believe you are not requires to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have revised the disclosure on pages 61 and 140 of the Registration Statement as requested. We have also filed the revenue sharing agreement with Kami as an exhibit to the Registration Statement as requested.

43.	Please revise to discuss in greater detail how AMC recognizes revenue from its arrangements with Kami, Ants, Ziaoyun and Yishijue. In this regard, any revenue share arrangements should be discussed in greater detail to include percentages and quantification.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages F-40 and F-41 has been revised to address the Staff’s comment.

Management’s Discussion and Analysis and Results of Operations

Comparison of Results of Operations for the Six Months ended June 30, 2024 and 2023., page 136

44.	We note your product revenues declined 50% for the six months ended June 30, 2024. You discuss multiple drivers are responsible for the changes in your revenues. Please quantify the effect for each driver identified and discuss the underlying causes for these changes. Please explain why there were delays in launching upgraded products and address any known or expected trends with respect to revenues. Refer to Item 303(a) of Regulation S-K.

Response: We have revised the disclosures in AMC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations under the section titled “Revenues” in accordance with the 303(a) of Regulation S-K as requested.

45.	Your analysis about operating activities appears to focus on how the reported amount was derived on the cash flow statement for each respective period rather than a period-to-period comparative analysis of the change in the reported amounts. Please revise to include a quantitative and qualitative discussion of the material factors causing a material variance between comparative periods. This comment also applies to your comparison of results of operations for the years ended December 31, 2023 and 2022. Refer to Item 303(b) and (c) of Regulation S-K and IV.B of Release No. 33-8350 for guidance.

Response: We have revised the disclosures in AMC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations to include period-to-period comparative analysis as requested.

SPAC’s Business, page 144

46.	To the extent applicable, please briefly describe the fiduciary duties of each officer and director of the SPAC to other companies to which they have fiduciary duties. Refer to Item 1603(c) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 160 and 174 have been revised to address the Staff’s comment.

Our Sponsor, page 145

47.	We note your disclosure that Dahe Zhange, the SPAC Sponsor’s sole managing member, “has additional experience with special purpose acquisition companies.” Please revise here and elsewhere as appropriate to also describe any experience of the SPAC Sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC Sponsor, its affiliates, and its promoters are involved in other special purpose acquisition companies. Refer to Item 1603(a)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 158 - 160 have been revised to address the Staff’s comment.

48.	Please revise your proxy statement/prospectus to identify the controlling persons of the SPAC Sponsor as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC Sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K. In this regard, we note your disclosure on page 145 that the “Sponsor’s sole managing member is AlphaVest Management LLC, which is managed by Dahe Zhang” but such disclosure does not address those persons who have direct or indirect material interests in the SPAC Sponsor.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 158 has been revised to address the Staff’s comment.

49.	Please disclose, in a tabular format to the extent practicable, the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC Sponsor and its affiliates may sell securities of the SPAC, including the date(s) on which the agreement, arrangement, or understanding may expire; the natural persons and entities subject to such an agreement, arrangement, or understanding; any exceptions under such an agreement, arrangement, or understanding; and any terms that would result in an earlier expiration of such an agreement, arrangement, or understanding. For example, we note your disclosure throughout the proxy statement/prospectus that the SPAC will enter into a lock-up agreement with the SPAC Sponsor. Refer to Item 1603(a)(9) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 159 - 161 have been revised to address the Staff’s comment.

Exclusive Forum, page 171

50.	We note your disclosure that “[t]he Surviving PubCo Organizational Documents provide that . . . the Court of Chancery of the State of Delaware shall to the fullest extent permitted by law be the sole and exclusive forum for any Surviving PubCo stockholder . . . to bring (i) any derivative action or proceeding.” We also note your representation that “the Court of Chancery does not have subject matter jurisdiction, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.” Please revise here and include risk factor disclosure to discuss i) the risks relating to the provision, including increased costs to bring claims and that such a provision can discourage claims or limit investors’ ability to bring claims in judicial forums they find favorable and ii) that investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

Response: We have revised the disclosure on pages 72 and 187 of the Registration Statement as requested.

Senslab HK Limited and Senslab Technology Co., Ltd, page 179

51.	We note that AMC acquired security cameras from Senslab HK and Senselab SH. Please advise and disclose if there are any written agreements governing this related-party supply arrangement. Additionally, and if applicable, please file any such agreements as exhibits to the proxy statement/prospectus or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have revised the disclosure on page 194 of the Registration Statement as requested to indicate that the acquisition of cameras pursuant to the supply arrangement with Senslab and Senselab SH are effected through simple purchase orders and that there are no written agreements that govern this arrangement.

Enforceability of Civil Liabilities, page 182

52.	We note your disclosure that a majority our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. Please revise to clarify and disclose the nationality and residence of your officers and directors.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on page 198 has been revised to address the Staff’s comment.

AMC Corporation

Notes to Consolidated Financial Statements

1. Organization and Business Background, page F-36

53.	We note your online stores for North America are operated under a contractual agreement with Ants Technology (HK) Limited (“Ants”). You concluded that Ants is not a variable interest entity and is not consolidated. Please explain how you are accounting for Ants and the guidance you relied upon for your conclusion.

Response: AMC uses the ‘By design’ approach in accordance with ASC 810-10-25-22 to determine an entity’s variable interests, considering why the legal entity was created and the variability it is designed to create and pass along to its interest holders. Although Ants owns the online store it authorizes AMC to use, it also engages in other business operations and thus is not created to pass along its operational risks to AMC. Therefore, Ants is not considered a variable interest entity (VIE) because it does not meet the requirements of Step 2 under ASC 810-10-25-22. We have expanded the disclosures on page F-36 and F-64 in financial statement footnote 1 of the audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the unaudited condensed financial statements for the nine months ended September 30, 2024 and 2023, respectively, to set forth such information.

54.	We note that you entered into agreements with Ants, Yishijue and Xiaoyun, who authorized the company to utilize their Amazon accounts free of charge for a duration of 5 years, starting from October 21, 2021. Please discuss how you accounted for each of these agreements.

Response: According to an independent valuation report, the fair values of the Amazon stores under Ants, Yishijue, and Xiaoyun were deemed immaterial as of October 21, 2021. Consequently, these entities did not charge AMC any usage fees. For Yishijue and Xiaoyun, the authorization agreements are considered variable interests and these two entities are considered as variable interest entities (VIEs). As a result, AMC has consolidated the financial statements of Yishijue and Xiaoyun. Therefore, transactions derived from the authorization agreements are essentially intercompany transactions that must be eliminated.

On the other hand, Ants, while owning the online store it authorizes AMC to use, also engages in other business operations and was not created to pass along its operational risks to AMC through the Amazon store. In other words, Ants was not designed to generate and transfer variability to its interest holder, AMC. Therefore, Ants’ authorization agreement is not considered a variable interest. Given that the Amazon store was of negligible value at the time of the authorization agreement on October 21, 2021, Ants did not charge AMC any usage fees. All the transactions from Amazon store, including purchasing, sales, returns and payments are handled and recognized by AMC. Ants does not recognize revenue or pay any costs or expenses from the Amazon store for AMC. Therefore, Management believed that the accounting for the authorization agreement had an immaterial impact on the consolidated balance sheets as of September 30, 2024 and December 31, 2023, as well as on the consolidated statement of operations and comprehensive loss for the nine months ended September 30, 2024 and 2023.

In December 2024, AMC began the process of taking over store ownership from Ants, Yishijue, and Xiaoyun. The transfer for Ants was completed in January 2025, with the transfers for the remaining two entities expected to be finalized in the first half of 2025. We have expanded the disclosures on pages F-37 and F-65 in financial statement footnote 1 of the audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the unaudited condensed financial statements for the nine months ended September 30, 2024 and 2023, respectively, to set forth such information.

55.	You also state that you sold your products through AliExpress e-commerce platform. Please explain whether you sold through your own account or had arrangements with other entities to use their AliExpress account.

Response: Starting January 1, 2023, AMC began selling products through the AliExpress store under the VIE of Yishijue, whose financial statements are consolidated with AMC’s financial statements. Similar to the Amazon store, Yishijue authorized AMC to use its AliExpress account free of charge for a period of five years. Product revenues from AliExpress totaled approximately $418K for the year ended December 31, 2023. However, AMC ceased selling products on AliExpress effective January 1, 2024. We have expanded our disclosures on page F-36 and F-63 under “Contractual arrangements with variable interest entities (“VIEs”)” in footnote 1 of the audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the unaudited condensed financial statements for the nine months ended September 30, 2024 and 2023, respectively.

2. Summary of Significant Accounting Policies, page F-40

56.	You state the calculation of inventory costs is based upon the moving average cost method, which uses the average cost of goods sold for all the inventories. You state that all your inventory is purchased from a related entity. Please expand disclosure to discuss the methods and assumptions used on pricing.

Response: We have revised the disclosures on page F-40 and F-69 related to significant accounting policies for inventories in footnote 2, “Inventories”, of the audited consolidated financial statements for the years ended December 31, 2023 and 2022, and in footnote 2, “Inventories, net” of the unaudited condensed financial statements for the nine months ended September 30, 2024 and 2023.

57.	Please expand your revenue recognition policy to discuss how you compute the transaction price, including any promotions offered and returns for product sales.

Response: We have revised the disclosures on page F-41, F-70, and F-71 in footnote 2, “Revenue” to provide the revenue recognition policy related to how AMC computes the transaction price, including promotions offered and product returns.

58.	Please enhance your revenue recognition policy to discuss how you determine transaction price and whether you are receiving funds from the sale of your products directly from Amazon or whether there is a related party that receives payment which is then remitted to you. Discuss whether there are any judgments and uncertainties in the transaction price to be received.

Response: We have added disclosures on page F-41 and F-70 in footnote 2, “Revenue” to provide how AMC determines transaction price and the remittance from Ants.

8. Related Party Balances and Transactions, page F-48

59.	We note that you report $9,334,538 and $12,559,273 in product revenues in North America for the years ended December 31, 2023 and 2022, respectively. Please disclose the amount of revenues from the Ants Amazon store. We note that Mr. Da, who is a 100% owner of AMC, also own 95% of Ants. Tell us how you considered the guidance on entities under common control in your accounting for these revenues and reporting them as revenues from related parties.

Response: The entire product revenues in North America are derived from Ants’ Amazon Store. However, we do not consider this revenue derived from a related party transaction because the customers are individual buyers from the Amazon e-commerce platform, not Ants. As addressed in comment #58, revenues collected from Amazon customers are deposited into Ants’ virtual bank account and then remitted to AMC.

Additionally, as addressed in comment #53, Ants was not created or designed to pass along its operational risks and rewards to AMC, as Ants also engages in other business operations aside from owning an Amazon store. In accordance with ASC 810-10-25-25, the authorization agreement that grants AMC the right to use Ants’ Amazon store is not a variable interest, and Ants is not a variable interest entity. Through this authorization agreement, Ants is no longer entitled to the revenues from Amazon customers. Therefore, there is no revenue relationship between AMC and Ants. AMC’s product revenues come from Amazon customers, who are not related parties. As a result, we do not believe that additional disclosure is required in Note 8, ‘Related Party Balances and Transactions” in the audited consolidated financial statements for the years ended December 31, 2023 and 2022.

60.	You state that for the years ended December 31, 2023 and 2022, the Company recorded “other receivable – related party” balances from Ants for funds collected on its behalf, amounting to $582,325 and $1,553,396, respectively. You also state that the amount of receivables from Ants that had been outstanding for more than one year was $1,016,640, for which the Company recorded an allowance for credit losses in 2023. Please explain your basis for recognizing revenue with regard to collectability rather than recognizing bad debt expense. Refer to ASC 606-10-55-3A through 55-3C.

Response: ASC 606-10-55-3A requires an entity to assess whether it is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

AMC’s product sales have already been paid by Amazon customers. As addressed in comment #58, AMC took control of the Amazon payment collection channel (PingPong Global account) in April, 2022 by linking it to AMC’s bank account. Therefore, there are no price concessions that will result in receiving less than the full price from the customers.

Additionally, Ants has planned to settle the outstanding other receivable owed to AMC by the end of 2029.

Notes to the Unaudited Condensed Consolidated Financial Statements, page F-62

61.	Please revise your accounting policies for the six months ended June 30, 2022 for the applicable comments issued on the financial statements for the years ended December 31, 2023 and 2022.

Response: We have revised the accounting policies for the nine months ended September 30, 2024 for the applicable comments issued (comments #53, #55, #56, #57 and #58).

Exhibit Index, page II-2

62.	We note that AMC appears to have a large number of related-party arrangements (i.e. two VIEs, authorization agreements, supply arrangements, sales/revenue sharing arrangements, consulting arrangements, marketing arrangements, related-party notes and loans, etc.). Please revise to file all related-party agreements. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: We have filed the related party agreements as exhibits to the Registration Statement as requested.

General

63.	On page 44, you state that “SPAC Public Shareholders will experience dilution as a consequence of the issuance of Surviving PubCo Common Stock as consideration in the business combination.” However, the filing does not appear to include the dilution disclosures required by Item 1604(c) of Regulation S-K. In an appropriate section of your filing, please revise to add dilution disclosures including i) the net tangible book value per share, as adjusted, for each reasonably likely redemption scenarios as of the most recent balance sheet date; ii) difference between offering price and net tangible book value per share and iii) company valuation at each redemption level. Also add disclosure outside the dilution table describing i) each material potential source of future dilution and ii) model, methods, assumptions etc. necessary to understanding the dilution table.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 19, 34 and 81 have been revised to include the information required by Item 1604(c) of Regulation S-K.

64.	Please revise your proxy statement/prospectus to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies, with respect to AMC Corporation. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021, which is available on our website.

Response: We have revised the disclosure on pages 69-71 of the Registration Statement as requested.

65.	We note references to the “SPAC’s initial shareholders” throughout the proxy statement/prospectus. Please revise to define such SPAC initial shareholders.

Response: We acknowledge the Staff’s comment, and we have added a definition of “SPAC’s Initial Shareholders” on page 10 to address the Staff’s comment.

66.	To the extent applicable, please revise your proxy statement/prospectus to explain any material differences in the rights of AMC security holders as compared with security holders of the combined company as a result of the de-SPAC transaction. Refer to Item 1605(b)(4) of Regulation S-K.

Response: We have revised the disclosure on pages 40-41 and 196-197 of the Registration Statement as requested.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship